SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

Mexican Economic Development, Inc.

(Translation of Registrant’s Name Into English)

Mexico

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.

Colonia Bella Vista

Monterrey, Nuevo León 64410

Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes  ☐        No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes  ☐        No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in

connection with Rule 12g3-2(b): 82-                    .)

This report on Form 6-K is incorporated by reference into the prospectus contained in Amendment No. 4 to the Registration Statement on Form F-3 (Registration No. 333-117795) of Fomento Económico Mexicano, S.A. de C.V. filed with the Securities and Exchange Commission, or SEC, on April 29, 2005, and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT

1.	Press Release: FEMSA Announces Record Date for Share Allocation Program Eligibility

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
1	Press Release: FEMSA Announces Record Date for Share Allocation Program Eligibility

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2005	FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

	By:	/S/ FEDERICO REYES
	Name:	Federico Reyes
	Title:	Executive Vice President of Finance and Planning

Exhibit 1

FEMSA Announces Record Date for Share Allocation Program Eligibility

Monterrey, Mexico, May 3, 2005 — Fomento Económico Mexicano, S.A. de C.V. (“FEMSA”) (NYSE:FMX) (BMV:FEMSA UBD) (BMV:FEMSA UB) today announced that the record date for purposes of eligibility for participation in FEMSA’s share allocation programs in its proposed offering of ADSs and BD Units is expected to be May 10, 2005 or such later date as is announced by FEMSA. The foregoing record date is subject to the actual distribution of the preliminary prospectuses relating to the offering. The aggregate number of ADSs and BD Units initially available under the share allocation programs will represent 50% of the BD Units, including BD Units in the form of ADSs, to be sold in the offering.

Beneficial owners of ADSs as of the record date will be eligible, subject to compliance with the applicable procedures and conditions, to purchase ADSs in the share allocation program in the international offering. Beneficial owners of BD Units as of the record date will be eligible, subject to compliance with the applicable procedures and conditions, to purchase BD Units through the share allocation program in the concurrent Mexican offering. Eligibility to participate in the share allocation programs is not transferable and only beneficial owners as of the record date are eligible, subject to compliance with the applicable procedures and conditions, to participate.

A registration statement relating to the BD Units in the form of ADSs has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. The BD Units and ADSs may not be sold nor may offers to buy the BD Units or ADSs be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the BD Units or ADSs in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

In order to participate in the share allocation program in the international offering, beneficial owners of ADSs as of the record date must supply contact information to MacKenzie Partners, Inc., the information agent for the share allocation program in the international offering. Contact information can be supplied to the information agent by telephone at +1-800-322-2885 (toll free in the U.S.) or +1-212-929-5500 (collect) or via the information agent’s website at www.mackenziepartners.com.

Copies of the FEMSA prospectus relating to the proposed international offering, when available, may be obtained from Morgan Stanley & Co. Incorporated, 1585 Broadway, Level B, New York, New York 10036, telephone: 212-761-6775, prospectus@morganstanley.com or Citigroup Global Markets Inc., Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220, telephone: 718-765-6732.

Copies of the FEMSA prospectus relating to the proposed Mexican BD Unit offering, when available, may be obtained from the website of the Bolsa Mexicana de Valores (Mexican Stock Exchange) at www.bmv.com.mx or from Acciones y Valores Banamex, S.A. de C.V., Casa de Bolsa, Integrante del Grupo Financiero Banamex, Paseo de la Reforma 398, 4th floor, 06600 Mexico D.F., Mexico, Attn.: Gabriel Wonchee Peña, telephone: +5255-1226-0663, gwonchee@accival.com.mx or Gustavo Espinosa Chávez, telephone: +5255-1226-0774, gespinosa@accival.com.mx or from Casa de Bolsa BBVA Bancomer, S.A. de C.V., Grupo Financiero BBVA Bancomer, Montes Urales 620, 3rd floor, Col. Lomas de Chapultepec, 11000 Mexico D.F., Mexico, Attn.: Pablo Bustamante Desdier, telephone: +5255-5201-2069, p.bustamante@bbva.bancomer.com or Ana Yañez Ibañez, telephone: +5255-5201-2685, ae.yanez@bbva.bancomer.com.

FEMSA is the largest integrated beverage company in Latin America with a portfolio of leading beer and soft drink brands. We are the second largest brewer in Mexico with brands that include Tecate, Dos Equis and Sol. Through our subsidiary, Coca-Cola FEMSA, we are the largest Coca-Cola bottler in Latin America and the second largest in the world. We sell our products through approximately two million points of sale, which serve a population of over 170 million people in nine countries, including some of the most populous metropolitan areas in Latin America, such as Mexico City, São Paulo and Buenos Aires. We operate Oxxo, the largest convenience store chain in Mexico, with 3,563 stores at March 31, 2005.

May 3, 2005	2